RC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Christopher M. Powell
Corporate Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
P.O. Box 4740
Houston, TX 77210-4740

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/20/2007

Re: Baker Hughes Incorporated
Incoming letter dated February 1, 2007

Dear Mr. Powell:

This is in response to your letter dated February 1, 2007 concerning the shareholder proposal submitted to Baker Hughes by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RECEIVED
2007 FEB -8 PM 3:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BAKER HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740

RECEIVED FEB 2007 185

Sent Via Overnight Mail

February 1, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Baker Hughes Incorporated – Omission of Stockholder Proposal Relating to Simple Majority Voting

Ladies and Gentlemen:

Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), has received a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in Baker Hughes's proxy materials for its 2007 annual meeting of stockholders to be held on April 26, 2007. A copy of Mr. Rossi's cover letter dated October 2, 2006 and the Proposal are attached hereto as Exhibit A. This letter is to advise you that Baker Hughes intends to exclude the Proposal from its 2007 Definitive Proxy Statement.

While we included the Proposal in our 2007 Preliminary Proxy Statement filed on January 24, 2007, we believe that the Proposal may be excluded from the 2007 Definitive Proxy Statement under Rule 14a-8(i)(10) because our Board of Directors has substantially implemented the Proposal by means of a Management Proposal, which is discussed below and which also was included in our 2007 Preliminary Proxy Statement, that addresses the matters raised in the Proposal. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from the 2007 Definitive Proxy Statement.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and its exhibits. We are also simultaneously mailing a copy of this letter and exhibits to the Proponent, thereby notifying him of our intention to exclude the Proposal from our 2007 Definitive Proxy

Statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

Stockholder Proposal

The Proposal requests elimination of our supermajority stockholder voting requirements, stating in relevant part:

> RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible.

Analysis

Baker Hughes may exclude the Proposal from its 2007 Definitive Proxy Statement pursuant to Rule 14a-8(i)(10) because Baker Hughes has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal from its proxy materials if the company has substantially implemented the proposal.

Our Restated Certificate of Incorporation ("Restated Certificate") and our Bylaws (the "Bylaws") currently contain the supermajority voting provisions set forth below (collectively, the "Supermajority Voting Provisions").

- Article Seventh of the Restated Certificate requires the approval of at least 75% of the total voting power of all shares of stock entitled to vote in the election of directors for stockholders to make, repeal, alter, amend or rescind the Bylaws.

- Article Twelfth of the Restated Certificate requires approval of at least 75% of the total voting power of all shares of stock entitled to vote in the election of directors, including the affirmative vote of at least 66 2/3% of such total voting power excluding the vote of shares owned by a related person, for the authorization of any business combination between Baker Hughes and a related person.

- Article Thirteenth of the Restated Certificate:

  1. requires the affirmative vote of not less than 75% of the total voting power of all shares of stock entitled to vote in the election of directors to add any article to the Restated Certificate imposing cumulative voting in the election of directors or to amend or repeal the provisions in the Restated Certificate relating to (i) stockholder amendment of the Bylaws, (ii) the prohibition of stockholder action without a meeting (also addressed in Article II, Section 9 of the Bylaws), (iii) directors' liability and (iv) the term and number of directors; and

2. requires the affirmative vote of not less than 75% of the total voting power of all shares of stock entitled to vote in the election of directors, including the affirmative vote of at least 66 2/3% of such total voting power excluding the vote of shares owned by a related person to amend or repeal Article Thirteenth and Article Twelfth (dealing with stockholder approval of business combinations).

- Article II, Section 9 of the Bylaws prohibits stockholder action without a meeting.

- Article VII, Section 2 of the Bylaws requires the affirmative vote of not less than 75% of the total voting power of all shares of stock entitled to vote in the election of directors for stockholders to alter, amend or rescind the Bylaws or to adopt new Bylaws.

On January 25, 2007, our Board of Directors determined to (i) submit to our stockholders at the 2007 annual meeting a proposal to amend the Restated Certificate to remove all of the Supermajority Voting Provisions (the "Management Proposal") and (ii) recommend that our stockholders vote in favor of the Management Proposal. A copy of the relevant portions of our Restated Certificate, both clean and marked to reflect the changes proposed by the Management Proposal, are attached hereto as Exhibit B. If the Management Proposal is approved by the stockholders at the 2007 annual meeting, conforming amendments adopting the simple majority voting provisions will be made to the Bylaws immediately thereafter. A copy of the resolutions reflecting the Board of Directors' decision, which were duly adopted on January 25, 2007, are attached hereto as Exhibit C. If our stockholders adopt the Management Proposal, neither our Restated Certificate nor our Bylaws will contain any provisions requiring a supermajority vote.

The Staff has consistently taken the position that a company may exclude a stockholder proposal requesting elimination of supermajority voting requirements under Rule 14a-8(i)(10) as "substantially implemented" when a company's board of directors has resolved to seek stockholder approval at the next annual meeting to amend the company's certificate of incorporation and bylaws to eliminate supermajority voting requirements. See, e.g., Marathon Oil Corporation (January 16, 2007), FedEx Corporation (June 26, 2006); Northrop Grumman Corporation (March 28, 2006); Energy East Corporation (March 21, 2006); Citigroup Inc. (March 10, 2006); Baxter International Inc. (February 26, 2006); Johnson & Johnson (February 13, 2006) and The Home Depot, Inc. (January 26, 2006) (in each of these no-action letters, a substantially similar proposal was allowed to be excluded under Rule 14a-8(i)(10)). Because our Board of Directors has resolved to seek stockholder approval of the Management Proposal at the 2007 annual meeting and will recommend a vote in favor of the Management Proposal, we have substantially implemented the Proposal, and the Proposal should be excluded from our 2007 Definitive Proxy Statement under Rule 14a-8(i)(10).

We provided the Proponent, through his designee Mr. John Cheveddon, advance notice and a draft of Management's Proposal prior to the filing of our 2007 Preliminary Proxy Statement. We repeatedly requested that the Proponent withdraw the Proposal in light of the Management Proposal and his failure to identify anything that our Board of Directors has not addressed with respect to the simple majority voting requirement, but to date we have received no formal notification from either the Proponent or Mr. Cheveddon regarding an intention to withdraw the Proposal. At this point, we believe that we have no choice but to submit this no-action request.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Proposal from our 2007 Definitive Proxy Statement, which we currently intend to send to the printer on February 23, 2007. If, however, the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Baker Hughes would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call me at 713-439-8543 if you have any questions or need any additional information. Thank you for your prompt attention to this request.

Sincerely,

Baker Hughes Incorporated

Christopher M. Powell

Christopher M. Powell
Corporate Counsel

Attachments

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415
(with attachments)

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
(with attachments)

Exhibit A

Stockholder Proposal

Rec'd 11/13/06

Nick Rossi
P.O. Box 249
Boonville, CA 95415

NOV. 13, 2006
UPDATE

Mr. Chad C. Deaton
Chairman
Baker Hughes Inc. (BHI)
3900 Essex Lane, Suite 1200
Houston, TX 77027
PH: 713-439-8600
FX: 713-439-8699

Rule 14a-8 Proposal

Dear Mr. Deaton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

[signature] Oct 2-2006

cc: Sandra E. Alford
PH: 713-439-8673
FX: 713-439-8472

[Updated Rule 14a-8 Proposal, November 13, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents. This proposal includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the majority vote required for formal adoption of this proposal topic.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

This topic won our 87% yes-vote at our 2006 annual meeting. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote.

The 87% vote was all the more impressive given the confusing and biased company presentation of the proposal in our proxy materials. This topic also won a 67% yes-vote average at 19 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 75%-vote to make certain key governance changes at our company, if our vote is an overwhelming 74% yes and only 1% no — only 1% could force their will on our 74% majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman – Independent oversight concern.
- An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.
- Our directors can be elected with one yes-vote from our 340 million shares under our obsolete plurality voting.

Additionally:

- Poison pill: In response to a 2003 shareholder proposal, Baker Hughes adopted a policy requiring poison pill shareholder approval, but allowing the board to reverse itself and override the policy and adopt a pill without shareholder approval. According to The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm, this "override" provision undermines the shareholder approval requirement.
- There are too many active CEOs on our board with 4 – Over-commitment concern.
- In May 2005 our Board made it more difficult for shareholders to fill vacancies on the board.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

Clean and Marked Versions of Restated Certificate

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
BAKER HUGHES INCORPORATED

Baker Hughes Incorporated (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: Article SEVENTH of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate") is hereby amended to read in its entirety as follows:

> "SEVENTH: The bylaws of the Corporation shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than a majority of the stock issued and outstanding and entitled to vote in the election of directors, considered for purposes of this Article SEVENTH as one class."

SECOND: Article TWELFTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

THIRD: Article THIRTEENTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

FOURTH: Article FOURTEENTH of the Restated Certificate is hereby renamed Article TWELFTH and is amended to read in its entirety as follows:

> "TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation."

FIFTH: The foregoing amendments to the Corporation's Restated Certificate were unanimously adopted by the Corporation's Board of Directors at a meeting duly called and held on April 26, 2007 and by the holders of the Corporation's capital stock at a meeting duly called and held on April 26, 2007, all in accordance with the provisions of Section 242 of the DGCL and the Corporation's Restated Certificate.

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
BAKER HUGHES INCORPORATED

Baker Hughes Incorporated (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: Article SEVENTH of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate") is hereby amended to read in its entirety as follows:

"SEVENTH: The bylaws of the Corporation shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than a majority of the stock issued and outstanding and ~~75% of the total voting power of all shares of stock of the Corporation~~ entitled to vote in the election of directors, considered for purposes of this Article SEVENTH as one class."

SECOND: Article TWELFTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

~~"TWELFTH: The affirmative vote of the holders of not less than 75% of the outstanding shares of "Voting Stock" (as hereinafter defined) of the Corporation, including the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of Voting Stock not owned, directly or indirectly, by any "Related Person" (as hereinafter defined), shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Corporation with any Related Person; provided, however, that the 66 2/3% voting requirement referred to above shall not be applicable if the Business Combination is approved by the affirmative vote of the holders of not less than 90% of the outstanding shares of Voting Stock; and further provided that the 75% voting requirement shall not be applicable if:~~

~~(1) The Board of Directors of the Corporation by a vote of not less than 75% of the directors then holding office (a) have expressly approved in advance the acquisition of outstanding shares of Voting Stock of the Corporation that caused the Related Person to become a Related Person or (b) have approved the Business Combination prior to the Related Person involved in the Business Combination having become a Related Person;~~

~~(2) The Business Combination is solely between the Corporation and another corporation, 100% of the Voting Stock of which is owned directly or indirectly by the Corporation; or~~

~~(3) All of the following conditions have been met: (a) the Business Combination is a merger or consolidation, the consummation of which is proposed to take place within one year of the date of the transaction pursuant to which such person became a Related Person and the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock of the Corporation in the Business Combination is not less than the highest per share price (with appropriate adjustments for recapitalizations and for stock splits, reverse stock splits and stock dividends) paid by the Related Person in acquiring any of its holdings of the Corporation's Common Stock; (b) the consideration to be received by such holders is either cash or, if the Related Person shall have acquired the majority of its holdings of the Corporation's Common Stock for a form of consideration other than cash, in the same form of consideration as the Related Person acquired such majority; (c) after such Related Person has become a Related Person and prior to the consummation of such Business Combination: (i) except as approved by a majority of the "Continuing Directors" (as hereinafter defined), there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding Shares of Preferred Stock of the Corporation; (ii) there shall have been no reduction in the annual rate of dividends paid per share on the Corporation's Common Stock (adjusted as appropriate for recapitalizations and for stock splits, reverse stock splits and stock dividends) except as approved by a majority of the Continuing Directors; (iii) such Related Person shall not have become the "Beneficial Owner" (as hereinafter defined) of any additional shares of Voting Stock of the Corporation except as part of the transaction which resulted in such Related Person becoming a Related Person; and (iv) such Related Person shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise; and (d) a proxy statement, responsive to the requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations thereunder (or any subsequent provisions replacing the Exchange Act, rules or regulations), shall be mailed to all stockholders of record at least 30 days prior to the consummation of the Business Combination for the purpose of soliciting stockholder approval of the~~

~~Business Combination and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or unfairness) of the terms of such Business Combination from the point of view of the remaining stockholders of the Corporation (such investment banking firm to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for its services by the Corporation upon receipt of such opinion).~~

~~For the purposes of this Article:~~

~~(i) The term "Business Combination" shall mean (a) any merger or consolidation of the Corporation or a subsidiary with or into a Related Person; (b) any sale, lease exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as hereinafter defined) of the assets either of the Corporation (including, without limitation, any voting securities of a subsidiary) or of a subsidiary to a Related Person (other than a distribution by the Corporation or a subsidiary to the Related Person of assets in connection with a pro rata distribution by the Corporation to all stockholders); (c) any merger or consolidation of a Related Person with or into the Corporation or a subsidiary of the Corporation; (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Corporation or a subsidiary of the Corporation; (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Corporation or a subsidiary of the Corporation to a Related Person; (f) the acquisition by the Corporation or a subsidiary of the Corporation of any securities of a Related Person; g) any recapitalization that would have the effect of increasing the voting power of a Related Person; (h) any series or combination of transactions having the same effect, directly or indirectly, as any of the foregoing and (i) any agreement, contract or arrangement providing for any of the transactions described in this definition of Business Combination.~~

~~(ii) The term "Continuing Director" shall mean any member of the Board of Directors of the Corporation who is not affiliated with a Related Person and who was a member of the Board of Directors immediately prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors then serving as members of the Board of Directors of the Corporation.~~

~~(iii) The term "Related Person" shall mean and include any individual, corporation, partnership or other person or entity which, together with its "Affiliates" and "Associates" (as defined on October 1, 1986 in Rule 12b-2 under the Exchange Act), is the "Beneficial Owner" (as defined on October 1, 1986 in Rule 13d-3 under the Exchange Act) in the aggregate of 10% or more of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity.~~

~~(iv) The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Corporation in question as of the end of its most recent fiscal year ending prior to the time the determination is being made.~~

~~(v) Without limitation, any shares of Common Stock of the Corporation that any person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed beneficially owned by such person.~~

~~(vi) For the purposes of subparagraph (3) of this Article, the term "other consideration to be received" shall include, without limitation, Common Stock of the Corporation retained by its existing public stockholders in the event of a Business Combination in which the Corporation is the surviving corporation.~~

~~(vii) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation or another corporation entitled to vote generally in the election of directors and each reference to a proportion of shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares."~~

THIRD: Article THIRTEENTH of the Restated Certificate is hereby amended by deleting the text thereof in its entirety.

~~"THIRTEENTH: The provisions set forth in this Article THIRTEENTH and in Articles SEVENTH (dealing with the alteration of bylaws by stockholders), EIGHTH (dealing with the prohibition against stockholder action without meetings), TENTH (dealing with liability of directors), ELEVENTH (dealing with the term and number of directors) and TWELFTH (dealing with the 75% vote of stockholders required for certain Business Combinations) herein may not be repealed or amended~~

~~in any respect, and no Article imposing cumulative voting in the election of directors may be added, unless such action is approved by the affirmative vote of not less than 75% of the total voting power of all shares of stock of the Corporation entitled to vote in the election of directors, considered for purposes of this Article THIRTEENTH as one class. Amendment to the provisions set forth in this Article THIRTEENTH and in Article TWELFTH shall also require the affirmative vote of 66-2/3% of such total voting power excluding the vote of shares owned by a "Related Person" (as defined in Article THIRTEENTH). The voting requirements contained in Article SEVENTH, Article TWELFTH and this Article THIRTEENTH herein shall be in addition to the voting requirements imposed by law, other provisions of this Certificate of Incorporation or any Certificate of Designation of Preferences in favor of certain classes or series of classes of shares of the Corporation."~~

FOURTH: Article FOURTEENTH of the Restated Certificate is hereby renamed Article TWELFTH and is amended to read in its entirety as follows:

"TWELFTH:"~~FOURTEENTH~~: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. ~~Notwithstanding the foregoing, the provision set forth in Articles SEVENTH, EIGHTH, TENTH, ELEVENTH, TWELFTH, and THIRTEENTH may not be repealed or amended in any respect unless such repeal or amendment is approved as specified in Article THIRTEENTH herein."~~

FIFTH: The foregoing amendments to the Corporation's Restated Certificate were unanimously adopted by the Corporation's Board of Directors at a meeting duly called and held on April 26, 2007 and by the holders of the Corporation's capital stock at a meeting duly called and held on April 26, 2007, all in accordance with the provisions of Section 242 of the DGCL and the Corporation's Restated Certificate.

Exhibit C

Certified Resolutions of the Board of Directors

Certificate

The undersigned, Sandra E. Alford, hereby certifies that she is the duly elected, qualified and acting Corporate Secretary of Baker Hughes Incorporated, a corporation duly organized and existing under the laws of the State of Delaware (the "Company"); that as such officer, she is in charge of the Minute Book and other corporate records of said Company; that the following is a true and correct copy of the resolutions appearing in the records of the Company, that said resolutions were adopted by the Board of Directors of the Company on January 25, 2007; and that the undersigned further certifies that as of the date hereof said resolutions have not been rescinded or modified and are in full force and effect:

WHEREAS, Articles SEVENTH, TWELFTH, and THIRTEENTH and FOURTEENTH of the Restated Certificate of Incorporation (the "Restated Certificate") of Baker Hughes Incorporated (the "Corporation") require a greater than majority stockholder vote to amend the Corporation's Bylaws (the "Bylaws"), approve certain business combinations, and amend certain Restated Certificate provisions, respectively (the "Restated Certificate Supermajority Voting Requirements");

WHEREAS, the Board of Directors has determined it is in the best interests of the Corporation and the stockholders that the Restated Certificate be amended in the manner set forth in Exhibit A (the "Restated Certificate Amendment") to (1) eliminate the Restated Certificate Supermajority Voting Requirements and all references thereto; (2) require that the Bylaws shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than a majority of stock issued and outstanding and entitled to vote in the election of directors, considered for such purpose as one class; and (3) make certain conforming changes;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby declares advisable, approves and adopts the Restated Certificate Amendment;

RESOLVED FURTHER, that the officers of the Corporation are hereby authorized and directed to submit the Restated Certificate Amendment to the stockholders of the Corporation for their approval and that the Board of Directors hereby recommends the Restated Certificate Amendment be approved by the stockholders;

RESOLVED FURTHER, that at any time prior to the effectiveness of the filing of the Restated Certificate Amendment with the Secretary of State of the State of Delaware, notwithstanding authorization of such Restated Certificate Amendment by the Corporation's stockholders, this Board of Directors may abandon such Restated Certificate Amendment without further action by the Corporation's stockholders; and

RESOLVED FURTHER, that the appropriate officers of this Corporation be and they hereby are authorized and directed to take any further action, including the preparation and execution of any and all documents as such officers shall deem necessary or advisable in order to carry out the purpose and intent of the foregoing resolutions.

Dated at Houston, Texas this 1st day of February 2007.

Sandra E. Alford
Corporate Secretary

EXHIBIT A

FIRST: Article SEVENTH of the Restated Certificate is amended to read in its entirety as follows:

> "SEVENTH: The bylaws of the Corporation shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than a majority of the stock issued and outstanding and entitled to vote in the election of directors, considered for purposes of this Article SEVENTH as one class."

SECOND: The first paragraph of Article TWELFTH of the Restated Certificate is hereby amended ~~by deleting the text thereof~~to read in its entirety~~.~~ as follows:

> "TWELFTH: The vote of the holders of not less than a majority of the issued and outstanding shares of "Voting Stock" (as hereinafter defined) of the Corporation shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Corporation with any "Related Person" (as hereinafter defined); provided, however, that such voting requirement shall not be applicable if:"

THIRD: Article THIRTEENTH of the Restated Certificate is amended by deleting the text thereof in its entirety.

FOURTH: Article FOURTEENTH of the Restated Certificate is amended to read in its entirety as follows:

> "~~TWELFTH~~THIRTEENTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baker Hughes Incorporated
Incoming letter dated February 1, 2007

The proposal recommends adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible.

There appears to be some basis for your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Baker Hughes will provide shareholders at Baker Hughes' 2007 Annual Meeting with an opportunity to approve amendments to Baker Hughes' Restated Certificate of Incorporation that would eliminate all supermajority voting requirements. We also note your representation that upon approval of the amendments to the Restated Certificate of Incorporation, conforming amendments will be made to the bylaws. Accordingly, we will not recommend enforcement action to the Commission if Baker Hughes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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